Exhibit 12

LaBRANCHE & CO INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS (LOSS) TO FIXED CHARGES

(UNAUDITED)

(000’s omitted)

	For the Years Ended December 31,
	2007	2006	2005	2004	2003
(Loss) earnings: Pre-tax (loss) income (1)	$(521,475)	$237,309	$51,190	$(58,703)	$(191,502)
Add: fixed charges	50,931	52,766	52,971	58,898	50,918

Pre-tax (loss) earnings before fixed charges	$(470,544)	$290,075	$104,161	$195	$(140,584)

Fixed charges: Interest expense on all indebtedness (3)	48,908	50,838	51,219	48,028	42,591
Other	2,023	1,928	1,752	7,380	2,155
Preferred stock dividend requirements	—	—	—	3,490	6,172

Total fixed charges	$50,931	$52,766	$52,971	$58,898	$50,918

Ratio of (loss) earnings to fixed charges (2)	(9.24)	5.50	1.97	0.00	(2.76)

(1)	Pre-tax income (loss) does not include minority interest and income or loss from equity investees, but does include preferred stock dividend requirements.
(2)	The ratio of earnings to fixed charges for 2007 represents a $521.5 million deficiency, which was the result of a goodwill impairment charge of $164.1 million, a stock list impairment charge of $335.3 million and a $15.8 million loss associated with the Company’s NYX shares. The ratio of earnings to fixed charges for 2006 represents a $237.3 million surplus which includes a $238.6 million gain associated with the Company’s NYX shares. The ratio of earnings to fixed charges for 2004 represents a $58.7 million deficiency, which was the result of a goodwill impairment charge of $37.6 million, an exchange membership impairment charge of $18.3 million and $55.9 million of charges related to the Company’s debt refinancing. The ratio of loss to fixed charges for 2003 represents a $191.5 million deficiency, which was the result of a goodwill impairment charge of $170.3 million and the $63.5 million accrual for the tentative settlement with the NYSE and SEC of the investigations of specialist trading activities.
(3)	The fixed charge computation excludes certain inventory financing interest expense related to specialist and market making options, futures and ETF activities which are considered to be product costs rather than fixed charges as determined by management.